November 4, 2022

VIA CORRESPONDENCE

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Aamira Chaudhry

Abe Friedman

Cara Wirth

Re: Four Seasons Education (Cayman) Inc.

Form 20-F for Fiscal Year Ended February 28, 2022

Filed June 30, 2022

File No. 001-38264

Dear Ms. Chaudhry, Mr. Friedman and Ms. Wirth:

This letter sets forth the response of Four Seasons Education (Cayman) Inc. (the “Company”) to the comments contained in the letter dated September 21, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended February 28, 2022 (the “Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto. We propose to file an amendment to the Form 20-F (the “Amended Form 20-F”) once all comments have been addressed to the Staff’s satisfaction.

Form 20-F for the Fiscal Year Ended February 28, 2022

Item 3. Key Information, page 5

1.
We note your statement on page 5 that "we conduct our operations in the PRC principally through our VIEs, namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., and their affiliated entities." Please revise to state, if true, that your operations are conducted by your subsidiaries and through contractual arrangements with variable interest entities based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that if Chinese regulatory authorities disallow this structure, it would likely result in a material change in your operations and/or a material change in the value of the securities you are

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registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. In close proximity to this disclosure, please provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

Response: In response to the Staff’s comment, we propose to add the following disclosure concerning our operations in the PRC through the VIEs in the Amended Form 20-F, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 5 of the Form 20-F.

Our Holding Company Structure and Contractual Arrangements with the Consolidated ~~Affiliated Entities~~ VIEs

Four Seasons Education (Cayman) Inc. is not ~~a Chinese~~ an operating company in the People’s Republic of China (“China” or “PRC”), but a Cayman Islands holding company which does not conduct operations and has ~~with~~ no equity ownership in the VIEs. PRC laws and regulations place certain restrictions on direct foreign investment in and ownership of private education businesses. Accordingly, we conduct ~~our~~ operations in the PRC principally through contractual arrangements among (i) our WFOE, namely Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, (ii) the consolidated variable interest entities, or consolidated VIEs, ~~our VIEs,~~ namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., limited liability companies established under PRC law, and their subsidiaries ~~affiliated entities~~, and (iii) the shareholders of the consolidated VIEs. ~~We effectively control each VIE through contractual arrangements among such VIE, its shareholder and Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi.~~ Net revenues contributed by the VIEs accounted for 100% of our net revenues in the fiscal years ended February 28/29, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” and “our” refers to Four Seasons Education (Cayman) Inc., a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs, including the VIEs’ subsidiaries ~~affiliate entities~~. The VIEs are consolidated for accounting purposes. Investors of our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never hold equity interests in the VIEs.

Page 8 of the Form 20-F.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and there can be no assurance that the PRC government will take a view that is not contrary to or otherwise different from the opinion of our PRC counsel. Control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements due to these substantial uncertainties. These contractual arrangements have not been tested in a court of law. If the PRC government finds ~~that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign~~

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~~investment in the business we engage in~~ these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties, including being prohibited from continuing operations, which could materially and adversely affect us and the VIEs’ business, financial condition, and results of operations, and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, if any of these events causes us unable to direct the activities of the VIEs or lose the right to receive their economic benefits, we may not be able to consolidate the VIEs into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — Our business is subject to extensive regulation in the PRC. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

2.
We note your disclosure in the second and third paragraphs on page 9. Please revise to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of your operations in China. Your disclosure should make clear legal and operational risks associated with being based in or having the majority of the company’s operations in China could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Where you discuss the Holding Foreign Companies Accountable Act, please also discuss the Accelerating Holding Foreign Companies Accountable Act.

Response: In light of the Staff’s comments, we propose to add the following disclosure in the Amended Form 20-F. In particular, we underlined the specific disclosure in response to this comment 2 for ease of reference:

Page 9 of the Form 20-F.

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, regulations on the use of variable interest entities, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could subject us and the VIEs to severe

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penalties, including being prohibited from continuing operations, which could materially and adversely affect us and the VIEs’ business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of ~~such securities~~ our ADSs to significantly decline or become worthless. For a detailed description of risks related to doing business in China, “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

In addition, to address the relevant risks related to The Holding Foreign Companies Accountable Act, we propose to add the following disclosure to “Item 3. Key Information” section above “Cash and Asset Flows through Our Organization” in the Amended Form 20-F:

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

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On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which contained, among other things, an identical provision. The America Competes Act however includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act (“USICA”) passed by the Senate in 2021. On August 9, 2022, the U.S. President signed the CHIPS and Science Act, which is comprised largely of provisions extracted from the USICA and the America Competes Act but does not contain the proposed provisions relating to accelerating the number of consecutive non-inspection years required for triggering the trading prohibitions from three years to two years. The U.S. House of Representatives and the U.S. Senate will still need to agree on amendments to these respective bills to align the legislation and pass their amended bills on the remaining elements of the USICA and the America Competes Act before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will finally resolve all the remaining differences in the USICA and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. If this provision is enacted into law, it would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the CSRC and the Ministry of Finance (“MOF”) of the People's Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and the unfettered ability to transfer information to the SEC. According to the PCAOB, its December 2021 determinations remain in effect. There is possibility that when the PCAOB reassesses its determinations by the end of 2022, it could determine that it is still unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong.”

Our former auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), is an independent public accounting firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB. Deloitte issued the audit report for the fiscal years ended February 29, 2020 and February 28, 2021, which is included elsewhere in this annual report. Our former auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our former auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the relevant PRC authorities, our former auditor is not currently inspected by the PCAOB.

The lack of access to the PCAOB inspection or investigation of auditors, including but not limited to inspection of auditors’ audit working papers related to their clients, in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections or investigations of auditors, including but not

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limited to inspection of auditors’ audit working papers related to their clients, in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections and investigations, which could cause existing and potential investors in our stock to lose confidence in the reported financial information and the quality of our financial statements for the fiscal years ended February 29, 2020 and February 28, 2021.

Our current auditor, MarcumAsia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP), or MarcumAsia, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MarcumAsia, whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and is subject to inspection by the PCAOB on a regular basis with the last inspection in 2020 and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021.

However, recent developments with respect to audits of China-based companies create uncertainty about the ability of MarcumAsia to fully cooperate with a PCAOB request for audit working papers without the approval of the Chinese authorities, as MarcumAsia’s audit working papers related to us are located in China. We can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.

Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act. If the PCAOB is unable to conduct such inspections for three consecutive years beginning in 2021, or for two consecutive years if the Accelerating Holding Foreign Companies Accountable Act are enacted, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.”

We also propose to add the following disclosure regarding the relevant risk factor in the Amended Form 20-F:

Page 51 of the Form 20-F.

The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act. If the PCAOB is unable to conduct such inspections for three consecutive years beginning in 2021, or for two consecutive years if the Accelerating Holding Foreign Companies Accountable Act ~~proposed changes to the law~~ are enacted, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 ~~a bill~~ which contained, among other things, an identical provision. The America Competes Act however includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act (“USICA”) passed by the Senate in 2021. On August 9, 2022, the U.S. President signed the CHIPS and Science Act, which is comprised largely of provisions extracted from the USICA and the America Competes Act but does not contain the proposed provisions relating to accelerating the number of consecutive non-inspection years required for triggering the trading prohibitions from three years to two years. The U.S. House of Representatives and the U.S. Senate will still need to agree on amendments to these respective bills to align the legislation and pass their amended bills on the remaining elements of the USICA and the America Competes Act before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will finally resolve all the remaining differences in the USICA and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. ~~If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.~~ If this provision is enacted into law, it would

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amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

3.
Please clearly disclose how you will refer to the holding company and how you will refer to subsidiaries when providing disclosure throughout the document, consistently differentiating between them so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIEs conduct operations in China, that the VIEs are consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: In response to the Staff’s comment, we propose to add the following disclosure in the Amended Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 5 of the Form 20-F.

Four Seasons Education (Cayman) Inc. is not ~~a Chinese~~ an operating company in the People’s Republic of China (“China” or “PRC”), but a Cayman Islands holding company which does not conduct operations and has ~~with~~ no equity ownership in the VIEs. PRC laws and regulations place certain restrictions on direct foreign investment in and ownership of private education businesses. Accordingly, we conduct ~~our~~ operations in the PRC principally through contractual arrangements among (i) our WFOE, namely Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, (ii) the consolidated variable interest entities, or consolidated VIEs, ~~our VIEs,~~ namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., limited liability companies established under PRC law, and their subsidiaries ~~affiliated entities~~, and (iii) the shareholders of the consolidated VIEs. ~~We effectively control each VIE through contractual arrangements among such VIE, its shareholder and Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi.~~ Net revenues contributed by the VIEs accounted for 100% of our net revenues in the fiscal years ended February 28/29, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” and “our” refers to Four Seasons Education (Cayman) Inc., a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs, including the VIEs’ subsidiaries ~~affiliate entities~~. The VIEs are consolidated for accounting purposes. Investors of our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never hold equity interests in the VIEs.

We also propose to revise the definition of “we,” “us,” “our company,” “our group” and “our” under the Introduction section as follows, with the removed disclosure crossed out for ease of reference:

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Page 3 of the Form 20-F.

“Four Seasons,” “we,” “us,” “our company,” “the Company,” and “our” refer to ~~Four Seasons Education (Cayman) Inc., a Cayman Islands exempted company,~~ the Parent and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs, including the VIEs’ subsidiaries ~~its VIEs and its VIEs’ affiliated entities~~. As described elsewhere in this annual report, we do not own the VIEs, and the results of the VIE’s operations only accrue to us through contractual arrangements between the VIEs, and the VIE’s shareholders, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the VIE’s activities separately from those of our direct and indirect owned subsidiaries and our use of the terms “we”, “us”, and “our” may not include the VIE in those contexts;

In addition, we propose to add the following definition of “Parent” to the Introduction section:

“Parent” refers to Four Seasons Education (Cayman) Inc., a Cayman Islands holding company.

4.
We note your definition of “China” and “PRC” excludes Hong Kong and Macau. Please clarify in your disclosure that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong and Macau.

Response: In response to the Staff’s comment, we propose to revise the definition of “China” or “PRC” and add the definition of “PRC government” or “State” in the Amended Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 3 of the Form 20-F.

• “China” or “PRC” refers to the People’s Republic of China, ~~excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;”~~ including Hong Kong, Macau and Taiwan; the only instances in which Hong Kong, Macau and Taiwan are not included in the definition of “China” or “PRC” is when we reference specific laws and regulations that have been adopted by the People’s Republic of China and other legal and tax matters related to the People’s Republic of China;”

• “PRC government” or “State” refers to the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them;

In addition, we propose to revise certain “China” or “PRC” to “mainland China” to the extent the context requires throughout the Form 20-F in the Amended Form 20-F.

5.
We note your disclosure starting on page 10, in the section titled "Cash and Asset Flows through Our Organization." Please revise to state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Additionally, we

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note your statement regarding the ability to transfer cash or assets to fund operations or for other use outside of the PRC or Hong Kong. Please revise to include similar disclosure in your summary risk factors and risk factors section and also include a cross-reference from your disclosure here to your summary risk factors and risk factors.

Response: In response to the Staff’s comment, we propose to revise the disclosure in the Amended Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 10 of the Form 20-F.

Cash and Asset Flows through Our Organization

Four Seasons Education (Cayman) Inc. is a holding company with no operations of its own. We conduct ~~our~~ operations in China primarily through our subsidiaries and the VIEs and their subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, the Parent’s ~~Four Seasons Education (Cayman) Inc.’s~~ ability to pay dividends to the shareholders and to service any debt it may incur depends upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIEs to the WFOE in accordance with the VIE agreement. The Parent, our subsidiaries, WFOEs and the VIEs may also transfer cash to each other. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to the Parent ~~Four Seasons Education (Cayman) Inc~~. In addition, to the extent cash or assets in our business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or the VIEs by the PRC government to transfer cash or assets. Cash may be transferred within our organization in the following manners:

Under PRC laws, the Parent ~~Four Seasons Education (Cayman) Inc.~~ may, through its intermediary holding companies, provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. The VIEs may transfer cash to our WFOE and other subsidiaries (“Other Subsidiaries”) as working capital support, or through service fees in accordance with the VIE agreement, and to the Parent through repayment of loans. The WFOE and Other Subsidiaries may also transfer cash to VIEs or other entities within our organization as working capital support.

For the details of the financial position, cash flows and results of operation of the VIEs, please refer to the “Item 3. Key information-~~Financial Information Related to the VIEs~~Condensed Consolidating Schedule.”

Our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The

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PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Holding Company Structure”, “Item 3. Key Information — D. Risk Factors — Summary of Risk Factors — Risks Related to Doing Business in the PRC”, “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Our subsidiaries and the consolidated VIEs in the PRC are subject to restrictions on making dividends and other payments to us ~~We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares~~, and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

As of the date of this annual report, none of our WFOE, Other Subsidiaries, or the VIEs has made any dividends or other distributions to the Parent. On January 16, 2018, we declared dividends of US$20 million to holders of our company’s ordinary shares of record as of February 1, 2018. Except for the foregoing, we have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the foreseeable future on our shares or ADSs.

For the year ended February 29, 2020, there were no capital investment from the Parent or WFOE to Other Subsidiaries or consolidated VIEs. For the years ended February 28, 2021 and 2022, the WFOE invested RMB 0.3 million and RMB 2.0 million to Other Subsidiaries as capital injection, respectively.

For the year ended February 28, 2022, (i) our WFOE transferred RMB 0.2 million to Other Subsidiaries as working capital support, and RMB 16.6 million to VIEs also as working capital support; (ii) the VIEs paid RMB 20.8 million to our WFOE as service fee in accordance with VIE agreements; (iii) our Other Subsidiaries transferred RMB 1.2 million to the VIEs as working capital support. For the year ended February 28, 2021, the VIEs paid RMB 27.3 million to our WFOE as service fee in accordance with VIE agreements. For the year ended February 29, 2020, (i) our WFOE transferred RMB 15.0 million to the VIEs as working capital support; and (ii) the VIEs paid RMB 71.7 million to our WFOE as service fee in accordance with VIE agreements, and repaid loan of RMB 72.6 million to the Parent. Please see the condensed consolidating schedules set forth above and our consolidated financial statements within this annual report. We do not, at this time, intend to distribute earnings or settle amounts owed under the VIE Agreements. We currently do not have cash management policies in place that dictate how funds are transferred between the Parent ~~Four Seasons Education (Cayman) Inc.~~, our subsidiaries~~,~~ and the VIEs ~~and the investors~~. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

In addition, we propose to add the following summary risk factor under the heading of “Risks Related to Doing Business in the PRC”:

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Page 22 of the Form 20-F.

•
Our subsidiaries and the consolidated VIEs in the PRC are subject to restrictions on making dividends and other payments to us. We are a holding company and rely principally on dividends paid by our subsidiaries in the PRC. Current PRC regulations permit our subsidiaries in the PRC to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, at the end of each fiscal year, each of our learning centers that are private schools in the PRC is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. Furthermore, if our subsidiaries or the consolidated VIEs in the PRC incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, to the extent cash or assets in our business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or the VIEs by the PRC government to transfer cash or assets. Cash may be transferred within our organization in the following manners: Under PRC laws, Four Seasons may, through its intermediary holding companies, provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. Any such restrictions or requirements may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Our subsidiaries and the consolidated VIEs in the PRC are subject to restrictions on making dividends and other payments to us.”

We also propose to revise the following risk factor, with the added disclosure underlined for ease of reference:

Page 46 of the Form 20-F.

Our ~~subsidiary~~ subsidiaries and the consolidated VIEs ~~affiliated entities~~ in the PRC are subject to restrictions on making dividends and other payments to us.

We are a holding company and rely principally on dividends paid by our ~~subsidiary~~ subsidiaries in the PRC. Current PRC regulations permit our ~~subsidiary~~ subsidiaries in the PRC to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, at the end of each fiscal year, each of our learning centers that are private schools in the PRC is required to

Division of Corporation Finance Office of Trade & Services Page 13

allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. Furthermore, if our subsidiaries or the consolidated VIEs ~~our affiliated entities~~ in the PRC incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, to the extent cash or assets in our business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or the VIEs by the PRC government to transfer cash or assets. Cash may be transferred within our organization in the following manners: Under PRC laws, Four Seasons may, through its intermediary holding companies, provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. Any such restrictions or requirements may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

6.
We note the structure chart at the top of page 8. With respect to relationships with the VIEs, please revise to use dashed lines without arrows. Additionally, identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIEs, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response: In response to the Staff’s comments, we propose to revise the referenced diagram in the Amended Form 20-F as follows, with the added disclosure underlined for ease of reference:

Page 8 of the Form 20-F.

“The following diagram sets out details of our significant subsidiaries and VIEs as of this annual report:

Division of Corporation Finance Office of Trade & Services Page 14

Four Seasons Education (Cayman) Inc.
100%
Four Seasons Education (Hong Kong) Limited
Outside China
Inside China
100%
Shanghai Fuxi Information Technology Service Co., Ltd.
4 companies
Peiqing Tian
100%
Shanghai Four Seasons Education and Training Co., Ltd
41 companies
Peiqing Tian
Suhua Zhu
70%
30%
Shanghai Four Seasons Education Investment Management Co., Ltd.
2 companies
Direct ownership
Contractual arrangements. See "Corporate History and Structure – Contractual Arrangements with Our VIEs and Their Respective Shareholders"

In addition, we propose to add the following disclosure in the Amended Form 20-F, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 5 of the Form 20-F.

Our Holding Company Structure and Contractual Arrangements with the Consolidated ~~Affiliated Entities~~ VIEs

Four Seasons Education (Cayman) Inc. is not ~~a Chinese~~ an operating company in the People’s Republic of China (“China” or “PRC”), but a Cayman Islands holding company which does not conduct operations and has ~~with~~ no equity ownership in the VIEs. PRC laws and regulations place certain restrictions on direct foreign investment in and ownership of private education businesses. Accordingly, we conduct ~~our~~ operations in the PRC principally through contractual arrangements among (i) our WFOE, namely Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, (ii) the consolidated variable interest entities, or consolidated VIEs, ~~our VIEs,~~ namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., limited liability companies established under PRC law, and their subsidiaries ~~affiliated entities~~, and (iii) the shareholders of the consolidated VIEs. ~~We effectively control each VIE through contractual arrangements among such VIE, its shareholder and Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi.~~ Net revenues contributed by the VIEs accounted for 100% of our net revenues in the fiscal years ended February 28/29, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” and “our” refers to Four Seasons Education (Cayman) Inc.,

Division of Corporation Finance Office of Trade & Services Page 15

a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs, including the VIEs’ subsidiaries ~~affiliate entities~~. The VIEs are consolidated for accounting purposes. Investors of our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never hold equity interests in the VIEs.

Relevant contractual agreements between the entities could be found in “Item 3. Key Information” section, starting with the paragraph set forth below:

Page 6 of the Form 20-F.

A series of contractual agreements, including exclusive business service agreements, exclusive call option agreement, equity pledge agreement, shareholder voting rights proxy agreement and irrevocable power of attorney, and spousal consent letter by and among our PRC subsidiary, VIEs and their respective shareholders.

To address the relevant risks related to the contractual arrangements, we propose to revise the following disclosure to “Item 3. Key Information” section, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 8 of the Form 20-F.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and there can be no assurance that the PRC government will take a view that is not contrary to or otherwise different from the opinion of our PRC counsel. Control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements due to these substantial uncertainties. These contractual arrangements have not been tested in a court of law. If the PRC government finds ~~that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the business we engage in~~ these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties, including being prohibited from continuing operations, which could materially and adversely affect us and the VIEs’ business, financial condition, and results of operations, and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, if any of these events causes us unable to direct the activities of the VIEs or lose the right to receive their economic benefits, we may not be able to consolidate the VIEs into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — Our business is subject to extensive regulation in the PRC. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC

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— Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

7.
We note your disclosure that the Cayman Islands holding company controls and receives substantially all of the economic benefits of the VIEs' business operations through contractual agreements. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIEs. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Response: In response to the Staff’s comment, we propose to revise the disclosure in the Amended Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 5 of the Form 20-F.

Four Seasons Education (Cayman) Inc. is not ~~a Chinese~~ an operating company in the People’s Republic of China (“China” or “PRC”), but a Cayman Islands holding company which does not conduct operations and has ~~with~~ no equity ownership in the VIEs. PRC laws and regulations place certain restrictions on direct foreign investment in and ownership of private education businesses. Accordingly, we conduct ~~our~~ operations in the PRC principally through contractual arrangements among (i) our WFOE, namely Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi, (ii) the consolidated variable interest entities, or consolidated VIEs, ~~our VIEs,~~ namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., limited liability companies established under PRC law, and their subsidiaries ~~affiliated entities~~, and (iii) the shareholders of the consolidated VIEs. ~~We effectively control each VIE through contractual arrangements among such VIE, its shareholder and Shanghai Fuxi Information Technology Service Co., Ltd., or Shanghai Fuxi.~~ Net revenues contributed by the VIEs accounted for 100% of our net revenues in the fiscal years ended February 28/29, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” and “our” refers to Four Seasons Education (Cayman) Inc., a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs, including the VIEs’ subsidiaries ~~affiliate entities~~. The VIEs are consolidated for accounting purposes. Investors of our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never hold equity interests in the VIEs.

The contractual arrangements, as described in more detail below, collectively allow us to:

Division of Corporation Finance Office of Trade & Services Page 17

•
exercise effective control over each of the~~our~~ VIEs and its subsidiaries ~~affiliated entities~~;
•
receive substantially all of the economic benefits of each VIE; and
•
have an exclusive call option to purchase all or part of the equity interests in and/or assets of each VIE~~s~~ when and to the extent permitted by PRC laws.

As a result of our direct ownership in our WFOE and the contractual arrangements, we are regarded as the primary beneficiary of ~~our~~ each of the VIEs and its subsidiaries ~~affiliated entities~~ for accounting purpose only, and, therefore, have consolidated the financial results of ~~our~~ the VIEs and their affiliate entities in our consolidated financial statements in accordance with U.S. GAAP.

Page 8 of the Form 20-F.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and there can be no assurance that the PRC government will take a view that is not contrary to or otherwise different from the opinion of our PRC counsel. Control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements due to these substantial uncertainties. These contractual arrangements have not been tested in a court of law. If the PRC government finds ~~that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the business we engage in~~ these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties, including being prohibited from continuing operations, which could materially and adversely affect us and the VIEs’ business, financial condition, and results of operations, and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, if any of these events causes us unable to direct the activities of the VIEs or lose the right to receive their economic benefits, we may not be able to consolidate the VIEs into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — Our business is subject to extensive regulation in the PRC. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Page 89 of the Form 20-F.

Contractual Arrangements with the~~Our~~ VIEs, Its Shareholder and Us

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PRC laws and regulations place certain restrictions on foreign investment in and ownership of private education businesses. Accordingly, we conduct ~~our~~ operations in the PRC principally through the~~our~~ VIEs, namely Shanghai Four Seasons Education and Training Co., Ltd. and Shanghai Four Seasons Education Investment Management Co., Ltd., and their subsidiaries ~~affiliated entities~~. We effectively control each VIE through contractual arrangements among such VIE, its shareholder and our WFOE Shanghai Fuxi.

The contractual arrangements, as described in more detail below, collectively allow us to:

•
exercise effective control over each of the~~our~~ VIEs and its subsidiaries ~~affiliated entities~~;
•
receive substantially all of the economic benefits of each VIE; and
•
have an exclusive call option to purchase all or part of the equity interests in and/or assets of each VIE~~s~~ when and to the extent permitted by PRC laws.

As a result of our direct ownership in our WFOE and the contractual arrangements, we are regarded as the primary beneficiary of ~~our~~ each of the VIEs and its subsidiaries ~~affiliated entities~~ for accounting purpose only, and, therefore, have consolidated the financial results of ~~our~~ the VIEs and their affiliate entities in our consolidated financial statements in accordance with U.S. GAAP.

8.
We note your summary of risk factors on page 22 regarding the risks related to doing business in the PRC. Please revise to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in your annual report. For example, your summary risk factor that addresses the legal system in China, should be revised to include the risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Furthermore, each summary risk factor should have a cross-reference to the relevant individual detailed risk factor.

Response: In response to the Staff’s comment, we propose to revise the disclosure in the Amended Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Pages 22 to 23 of the Form 20-F.

Risks Related to Doing Business in the PRC

Division of Corporation Finance Office of Trade & Services Page 19

•
Changes in PRC economy, or economic and political conditions or government policies in China, could have a material adverse effect on our business, financial conditions and results of operations. Substantially all of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are influenced by economic, political and legal developments in China. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Changes in PRC economy, or economic and political conditions or government policies in China, could have a material adverse effect on our business, financial conditions and results of operations.”
•
Uncertainties with respect to the PRC legal system could have a material adverse effect on us. The PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be made quickly with little advance notice. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”
•
The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs. The PRC government has significant oversight and discretion over the operation of our business, and it may intervene or influence our operations, which could result in a material adverse change in our operation and the value of our ADSs. The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. It remains uncertain how PRC government authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC government authorities for our overseas offerings. If the CSRC, CAC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. For

Division of Corporation Finance Office of Trade & Services Page 20

more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”
•
Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations. We routinely collect, store and use personal information and other data during the ordinary course of our business. If we are unable to protect the personal information and other data we collect, store and use from unauthorized access, use, disclosure, disruption, modification, or destruction, such problems or security breaches could cause a loss, give rise to our liabilities to the owners or subject of the information, or subject us to fines and other penalties. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.”
•
If we fail to obtain and maintain the licenses and permits required under uncertain regulatory environment for private education in China, our business operations may be materially and adversely affected. If the government authorities determine that our K9 Academic AST Services, research and academic study travel, learning technology and content solutions related business fall within the scope of business operations that require additional licenses or other licenses or permits, including without limitation the licenses and permits mentioned above, we may not be able to obtain such licenses or permits on reasonable terms or in a timely manner or at all. Moreover, we may fail to maintain, renew or update any of our existing licenses, permits, approvals, registrations or filings in a timely manner and on commercially reasonable terms, or at all, which could materially and adversely affect our business, results of operations and financial condition. Besides, we may develop new business lines or make changes to the operations of certain of the current business of our PRC subsidiaries or the VIEs, which may require us to obtain additional licenses, approvals, permits, registrations and filings. However, there can be no assurance that we are, or will be, able to successfully obtain such licenses, approvals, permits, registrations and filings in a timely manner, or at all. Government authorities may also from time to time issue new laws, rules and regulations or enhance enforcement of existing laws, rules and regulations, which could also require us to obtain new and additional licenses, permits, approvals, registrations or filings. If we fail to obtain and maintain such required licenses and permit, as well as required registrations and filings, we may be subject to fines, legal sanctions or an order to suspend our online education services and our business, financial condition and operational results may be materially and adversely affected. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — If we fail

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to obtain and maintain the licenses and permits required under uncertain regulatory environment for private education in China, our business operations may be materially and affect.”
•
The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act. If the PCAOB is unable to conduct such inspections for three consecutive years beginning in 2021, or for two consecutive years if the Accelerating Holding Foreign Companies Accountable Act ~~proposed changes to the law~~ are enacted, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act. If the PCAOB is unable to conduct such inspections for three consecutive years beginning in 2021, or for two consecutive years if the Accelerating Holding Foreign Companies Accountable Act are enacted, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.”
~~•~~
~~The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act. If the PCAOB is unable to conduct such inspections for three consecutive years beginning in 2021, or for two consecutive years if proposed changes to the law are enacted, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.~~
•
Our subsidiaries and the consolidated VIEs in the PRC are subject to restrictions on making dividends and other payments to us. We are a holding company and rely principally on dividends paid by our subsidiaries in the PRC. Current PRC regulations permit our subsidiaries in the PRC to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, at the end of each fiscal year, each of our learning centers that are private schools in the PRC is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. Furthermore, if our subsidiaries or the consolidated VIEs in the PRC incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, to

Division of Corporation Finance Office of Trade & Services Page 22

the extent cash or assets in our business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or the VIEs by the PRC government to transfer cash or assets. Cash may be transferred within our organization in the following manners: Under PRC laws, Four Seasons may, through its intermediary holding companies, provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. Any such restrictions or requirements may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Our subsidiaries and the consolidated VIEs in the PRC are subject to restrictions on making dividends and other payments to us.”
•
Restrictions on currency exchange may limit our ability to receive and use our revenues effectively. Substantially all of our revenue is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use revenue generated in Renminbi to fund any business activities we may have outside the PRC in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside the PRC, unless such use is approved by SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. To the extent we need to convert and use any Renminbi-denominated revenue generated by the consolidated VIEs not paid to our PRC subsidiaries and revenue generated by our PRC subsidiaries not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenue. As a result, our business and financial condition may be adversely affected. In addition, we cannot assure you that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”
9.
We note in your discussion of permissions your cross-reference to the risk factor titled “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.” However, please revise to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. In this light, we note your statement on page 9 that "based on the advice of our PRC counsel, we believe our PRC subsidiaries and VIEs have obtained the

Division of Corporation Finance Office of Trade & Services Page 23

most of the requisite licenses and permits from the PRC government authorities that are necessary for the business operations ... ." Please elaborate on this statement and identify whether and which licenses and permits are missing. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, we note that you have relied on counsel with respect to the conclusion that you do not need to undergo a cybersecurity review by the CAC, but that you have not relied on counsel with respect to your determination that you are not required to obtain permissions from or complete filings with the CSRC. Please revise to discuss how you came to that conclusion and explain why you did not need to consult with counsel in that instance. Please revise to name your PRC counsel. Additionally, please update your risk factor disclosure accordingly.

Response: In response to the Staff’s comment, we propose to revise the disclosure in the Amended Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Pages 9 to 10 of the Form 20-F.

Permissions Required from the PRC Authorities for Our Operations

We conduct ~~our~~ business primarily through our subsidiaries and VIEs in China. Our operations in China are governed by PRC laws and regulations. As part of the efforts to fully comply with the Opinion and applicable rules, regulations and measures, we ceased offering the K9 Academic AST Services in PRC at the end of 2021, spun off some of the subsidiaries engaged in K9 Academic AST Services and stopped to renew our Permits for Operating Private School. As of the date of this annual report, all our PRC subsidiaries and VIEs have obtained business license, all three learning centers have obtained fire safety permit, one subsidiary of the VIE, Shanghai Huashi Oriental Digital Publishing Co., Ltd., has obtained permit for Operating Publications Business, and one of our VIEs, Shanghai Four Seasons Education and Training Co., Ltd., has obtained the filing certificate of Information System Security Level Protection. As such, based on the advice of our PRC counsel, Fangda Partners, we believe our PRC subsidiaries and VIEs have obtained all of the requisite licenses and permits from the PRC government authorities that are necessary for the business operations. ~~other than disclosed in “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in the PRC-We are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially and adversely affect our business and results of operations” and “If we fail to obtain and maintain the licenses and approvals as well as registrations and filings required under the uncertain regulatory environment for online education in China, our business, financial condition and results of operations may be materially and adversely affected,”~~

Furthermore, in connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC

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subsidiaries, and the VIEs (i) have not been required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or have not been denied such requisite permissions by the CSRC or the CAC. Our PRC counsel, Fangda Partners, has consulted the relevant government authorities, which acknowledged that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC for conducting a securities offering or maintain our listing status on the NYSE. On December 24, 2021, the State Council issued a draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Provisions, and the CSRC issued a draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), for public comments, according to which, the issuer or its affiliated major domestic operating company, as the case may be, shall file with the CSRC and report the relevant information for its follow-on offshore offering and other equivalent offshore offering activities. As of the date of this annual report, the draft of the Provisions, and the draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies have not been adopted and there still exists substantial uncertainties surrounding the CSRC requirements at this stage. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. According to a Q&A released on CSRC’s official website, the respondent CSRC official indicated that the CSRS will start applying the filing requirements to new offerings and listings, including new initial public offerings and refinancing by existing overseas listed Chinese companies. As for the filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. The Q&A also addressed the contractual arrangements and pointed out that if complying with domestic laws and regulations, companies with VIE structure are eligible to list overseas after filing with the CSRC. Based on the Q&A, we were advised by our PRC Counsel, Fangda Partners, that under the currently effective PRC laws and regulations, we are not required to obtain permissions from or complete filings with the CSRC. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us and published a series of proposed rules for public comments in this regard, the enaction timetable, final content, interpretation and implementation of most of which remains uncertain. Therefore, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities

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for our future offshore offerings. Also, as PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, it is uncertain whether our K9 Academic AST Services, research and academic study travel, learning technology and content solutions related business fall within the scope of business operations that require additional licenses or other licenses or permits, including without limitation the licenses and permits mentioned above and whether our subsidiaries and VIEs would be able to obtain and renew such approvals on a timely basis or at all. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs. ”

Pages 24 of the Form 20-F.

If we fail to obtain and maintain the licenses and permits required under uncertain regulatory environment for private education in China, our business operations may be materially and affect.

Under current PRC laws and regulations, schools are subject to a number of licensing requirements from different governmental authorities, and each learning center shall obtain a fire safety permit before applying for an educational permit.

As part of the efforts to fully comply with the Opinion and applicable rules, regulations and measures, we ceased offering the K9 Academic AST Services in PRC at the end of 2021, spun off some of the subsidiaries engaged in K9 Academic AST Services and stopped to renew our Permits for Operating Private School. Based on the advice of our PRC counsel, Fangda Partners, we believe our PRC subsidiaries and VIEs have obtained all of the requisite licenses and permits from the PRC government authorities that are necessary for the business operations. If the government authorities determine that our K9 Academic AST Services, research and academic study travel, learning technology and content solutions related business fall within the scope of business operations that require additional licenses or other licenses or permits, including without limitation the licenses and permits mentioned above, we may not be able to obtain such licenses or permits on reasonable terms or in a timely manner or at all. Moreover, we may fail to maintain, renew or update any of our existing licenses, permits, approvals, registrations or filings in a timely manner and on commercially reasonable terms, or at all, which could materially and adversely affect our business, results of operations and financial condition. Besides, we may develop new business lines or make changes to the operations of certain of the current business of our PRC subsidiaries or the VIEs, which may require us to obtain additional licenses, approvals, permits, registrations and filings. However, there can be no assurance that we are, or will be,

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able to successfully obtain such licenses, approvals, permits, registrations and filings in Sa timely manner, or at all. Government authorities may also from time to time issue new laws, rules and regulations or enhance enforcement of existing laws, rules and regulations, which could also require us to obtain new and additional licenses, permits, approvals, registrations or filings. If we fail to obtain and maintain such required licenses and permit, as well as required registrations and filings, we may be subject to fines, legal sanctions or an order to suspend our online education services and our business, financial condition and operational results may be materially and adversely affected.

Pages 39 to 40 of the Form 20-F.

The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

We conduct ~~our~~ business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs.

The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, which stated that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of the relevant domestic industry regulatory authorities and other regulatory authorities. On December 24, 2021, the State Council issued a draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Provisions, and the CSRC issued a draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and who intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, or similar interests, are required to file with the CSRC within three business days after submitting their application documents. The ~~Draft Filing Measures~~ draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies also provides that a PRC domestic company must file with the CSRC within three business days for its follow-on offering of securities or issue of securities to purchase assets after it is listed in an overseas market. The period for which the CSRC solicits comments on these drafts ended on January 23, 2022, and there is no timetable as to when these drafts will be enacted. As of the date of this annual report, there is no schedule to adopt these drafts, and it remains unclear whether the versions adopted will have any further material changes. There remain substantial uncertainties about how these drafts will be enacted, interpreted, or implemented and how they will affect our operations and future overseas offerings. If these drafts

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become law, they will require Chinese companies listed on overseas exchanges to report and file certain documents with the CSRC within three working days after specific major changes. Given the current PRC regulatory environment, it is uncertain whether the legitimacy of our securities offered to foreign investors will be challenged when the aforementioned drafts come into force. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we and the VIE will remain fully compliant with all new regulatory requirements of the Crackdown Opinions or any future implementation rules on a timely basis, or at all. ~~We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us.~~

10.
We note your disclosure on page 10, including certain cross-references to other disclosure in your annual report. However, please revise to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Additionally, provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: In response to the Staff’s comment, we propose to revise the disclosure, same as previously set forth in our response to comment #5 above, in the Amended Form 20-F as follows:

Page 10 of the Form 20-F.

Cash and Asset Flows through Our Organization

Four Seasons Education (Cayman) Inc. is a holding company with no operations of its own. We conduct ~~our~~ operations in China primarily through our subsidiaries and the VIEs and their subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, the Parent’s ~~Four Seasons Education (Cayman) Inc.’s~~ ability to pay dividends to the shareholders and to service any debt it may incur depends upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIEs to the WFOE in accordance with the VIE agreement. The Parent, our subsidiaries, WFOEs and the VIEs may also transfer cash to each other. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to the Parent ~~Four Seasons Education (Cayman) Inc~~. In addition, to the extent cash or assets in our business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to

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fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or the VIEs by the PRC government to transfer cash or assets. Cash may be transferred within our organization in the following manners:

Under PRC laws, the Parent ~~Four Seasons Education (Cayman) Inc.~~ may, through its intermediary holding companies, provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. The VIEs may transfer cash to our WFOE and other subsidiaries (“Other Subsidiaries”) as working capital support, or through service fees in accordance with the VIE agreement, and to the Parent through repayment of loans. The WFOE and Other Subsidiaries may also transfer cash to VIEs or other entities within our organization as working capital support.

For the details of the financial position, cash flows and results of operation of the VIEs, please refer to the “Item 3. Key information-~~Financial Information Related to the VIEs~~Condensed Consolidating Schedule.”

Our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Holding Company Structure”, “Item 3. Key Information — D. Risk Factors — Summary of Risk Factors — Risks Related to Doing Business in the PRC”, “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Our subsidiaries and the consolidated VIEs in the PRC are subject to restrictions on making dividends and other payments to us ~~We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares~~, and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

As of the date of this annual report, none of our WFOE, Other Subsidiaries, or the VIEs has made any dividends or other distributions to the Parent. On January 16, 2018, we declared dividends of US$20 million to holders of our company’s ordinary shares of record as of February 1, 2018. Except for the foregoing, we have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the foreseeable future on our shares or ADSs.

For the year ended February 29, 2020, there were no capital investment from the Parent or WFOE to Other Subsidiaries or consolidated VIEs. For the years ended February 28, 2021 and

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2022, the WFOE invested RMB 0.3 million and RMB 2.0 million to Other Subsidiaries as capital injection, respectively.

For the year ended February 28, 2022, (i) our WFOE transferred RMB 0.2 million to Other Subsidiaries as working capital support, and RMB 16.6 million to VIEs also as working capital support; (ii) the VIEs paid RMB 20.8 million to our WFOE as service fee in accordance with VIE agreements; (iii) our Other Subsidiaries transferred RMB 1.2 million to the VIEs as working capital support. For the year ended February 28, 2021, the VIEs paid RMB 27.3 million to our WFOE as service fee in accordance with VIE agreements. For the year ended February 29, 2020, (i) our WFOE transferred RMB 15.0 million to the VIEs as working capital support; and (ii) the VIEs paid RMB 71.7 million to our WFOE as service fee in accordance with VIE agreements, and repaid loan of RMB 72.6 million to the Parent. Please see the condensed consolidating schedules set forth above and our consolidated financial statements within this annual report. We do not, at this time, intend to distribute earnings or settle amounts owed under the VIE Agreements. We currently do not have cash management policies in place that dictate how funds are transferred between the Parent ~~Four Seasons Education (Cayman) Inc.~~, our subsidiaries~~,~~ and the VIEs ~~and the investors~~. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

11.
Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: In response to the Staff’s comments, we propose to add the following disclosure to “Item 3. Key Information” section, same as previously set forth in our response to comment #2 above, in the Amended Form 20-F:

Page 9 of the Form 20-F.

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

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On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which contained, among other things, an identical provision. The America Competes Act however includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act (“USICA”) passed by the Senate in 2021. On August 9, 2022, the U.S. President signed the CHIPS and Science Act, which is comprised largely of provisions extracted from the USICA and the America Competes Act but does not contain the proposed provisions relating to accelerating the number of consecutive non-inspection years required for triggering the trading prohibitions from three years to two years. The U.S. House of Representatives and the U.S. Senate will still need to agree on amendments to these respective bills to align the legislation and pass their amended bills on the remaining elements of the USICA and the America Competes Act before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will finally resolve all the remaining differences in the USICA and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. If this provision is enacted into law, it would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the CSRC and the Ministry of Finance (“MOF”) of the People's Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and the unfettered ability to transfer information to the SEC. According to the PCAOB, its December 2021 determinations remain in effect. There is possibility that when the PCAOB reassesses its determinations by the end of 2022, it could determine that it is still unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong.”

Our former auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), is an independent public accounting firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB. Deloitte issued the audit report for the fiscal years ended

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February 29, 2020 and February 28, 2021, which is included elsewhere in this annual report. Our former auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our former auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the relevant PRC authorities, our former auditor is not currently inspected by the PCAOB.

The lack of access to the PCAOB inspection or investigation of auditors, including but not limited to inspection of auditors’ audit working papers related to their clients, in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections or investigations of auditors, including but not limited to inspection of auditors’ audit working papers related to their clients, in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections and investigations, which could cause existing and potential investors in our stock to lose confidence in the reported financial information and the quality of our financial statements for the fiscal years ended February 29, 2020 and February 28, 2021.

Our current auditor, MarcumAsia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP), or MarcumAsia, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MarcumAsia, whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and is subject to inspection by the PCAOB on a regular basis with the last inspection in 2020 and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December 2021.

However, recent developments with respect to audits of China-based companies create uncertainty about the ability of MarcumAsia to fully cooperate with a PCAOB request for audit working papers without the approval of the Chinese authorities, as MarcumAsia’s audit working papers related to us are located in China. We can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.

Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would

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have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the PRC — The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act. If the PCAOB is unable to conduct such inspections for three consecutive years beginning in 2021, or for two consecutive years if the Accelerating Holding Foreign Companies Accountable Act are enacted, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.”

Risk Factors, page 23

12.
We note your disclosure on page 51 regarding the Holding Foreign Companies Accountable Act. Please specifically name the Accelerating Holding Foreign Companies Accountable Act in this risk factor.

Response: In response to the Staff’s comments, we propose to revise the disclosure in the Amended Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 51 of the Form 20-F.

The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCA Act. If the PCAOB is unable to conduct such inspections for three consecutive years beginning in 2021, or for two consecutive years if the Accelerating Holding Foreign Companies Accountable Act ~~proposed changes to the law~~ are enacted, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

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On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 ~~a bill~~ which contained, among other things, an identical provision. The America Competes Act however includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act (“USICA”) passed by the Senate in 2021. On August 9, 2022, the U.S. President signed the CHIPS and Science Act, which is comprised largely of provisions extracted from the USICA and the America Competes Act but does not contain the proposed provisions relating to accelerating the number of consecutive non-inspection years required for triggering the trading prohibitions from three years to two years. The U.S. House of Representatives and the U.S. Senate will still need to agree on amendments to these respective bills to align the legislation and pass their amended bills on the remaining elements of the USICA and the America Competes Act before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will finally resolve all the remaining differences in the USICA and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. ~~If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.~~ If this provision is enacted into law, it would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

13.
We note your risk factor disclosure regarding recent events indicating greater oversight by the Cyberspace Administration of China. Please revise to disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comments, we propose to revise the disclosure in the Amended Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 40 of the Form 20-F.

In addition, on December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, in addition to “critical information infrastructure operators,” network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review. The relevant government authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. In addition, the Cybersecurity Review Measures provides that network platform operators holding personal information of over one million users must apply with the Cybersecurity Review Office for a cybersecurity review before public offering at a foreign stock exchange. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign government and the network information security risk in connection with the listing. There are

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substantial uncertainties as to the interpretation, application, and enforcement of the Cybersecurity Review Measures.

Furthermore, in November 2021, the CAC released the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or engage a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. ~~As such, it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us.~~ as advised by our PRC Legal Counsel, Fangda Partners, we do not expect ourselves to be subject to cybersecurity review with the CAC if the Draft Measures for Cybersecurity Review become effective as they are published, for the following reasons: (i) we do not possess a large amount of personal information and our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities, (ii) we are not required to go through cybersecurity review by the CAC, and (iii) we have not received any notice from any authorities identifying our PRC subsidiaries or VIEs as a CIIOs or online platform operators requiring us to go through cybersecurity review or network data security review by the CAC. However, there remains uncertainty as to how the Draft Measures for Cybersecurity Review will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures.

It remains uncertain how PRC government authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC government authorities for our overseas offerings. If the CSRC, CAC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our

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operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Key Components of Results of Operations, page 95

14.
Please revise to quantify revenues generated from your K9 Academic AST Services for the periods presented to enable investors to understand the amount of revenues that will not recur in future periods. Refer to Item 5. of Form 20-F.

Response: In response to the Staff’s comment, we propose to revise the disclosure in the Amended Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 95 of the Form 20-F.

In compliance with the Alleviating Burden Opinion Regarding Compulsory Education and applicable rules, regulations and measures, we ceased offering K9 Academic AST Services in mainland China by the end of December 2021. Our revenues generated from K9 Academic AST Services was RMB 313.0 million, RMB 251.4 million and RMB 208.3 million ($33.0 million) for the years ended February 29, 2020, February 28, 2021 and 2022, respectively. Such cessation has had a significantly negative impact on our financial performance for the fiscal year ended February 28, 2022 since revenues from offering K9 Academic AST Services accounted for a substantial majority of our total revenues prior to our cessation of such business, and is expected to have a significantly negative impact on our financial performance for the fiscal year ending February 28, 2023 and subsequent periods, compared with that of previous years.

Report of Independent Registered Public Accounting Firm, page F-3

15.
Please amend your filing to include a conformed signature in the audit report for the year ended February 28, 2021 and the results of operations and cash flows for each of the two years in the period ended February 28, 2021, and confirm to us that you received a signed report from the auditor. In doing so, ensure the amendment includes the entire annual report and appropriate updated certifications that refer to the Form 20-F/A. In light of this issue, also reconsider your conclusion regarding the effectiveness of your disclosure controls and procedures at February 28, 2022, included in Item 15. Controls and Procedures.

Response: In response to the Staff’s comment, we have received the signature in the audit report for the year ended February 28, 2021 and the results of operations and cash flows for each of the two years in the period ended February 28, 2021, however it was unintentionally omitted during the course of Edgarization. We will include the conformed signature in the audit report in the Amended Form 20-F.

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We propose to revise our disclosure controls and procedures at February 28, 2022 included in Item 15. Controls and Procedures in the Amended Form 20-F as follows, with the added disclosure underlined for ease of reference:

Page 135 of the Form 20-F.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and principal financial and accounting officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of February 28, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure, due to the presence of the material weakness that we lack sufficient and appropriate review over the financial reporting in accordance with U.S. GAAP.

Risk Factors, page 135

General

16.
In an appropriate place in your annual report, for example, in your risk factor disclosure at the bottom of page 55, please name the directors, officers, or members of senior management located in the PRC and Hong Kong.

Response: In response to the Staff’s comment, we propose to revise the disclosure in the Amended Form 20-F as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 55 of the Form 20-F.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated in the Cayman Islands and all of our assets are located outside of the United States.

All of our current operations are conducted in the PRC. In addition, all of our current directors and officers reside within mainland China and Hong Kong ~~are nationals and residents of~~

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~~countries other than the United States~~ and all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

* * *

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If you have any questions regarding the Form 20-F, please contact the undersigned at joanne.zuo@fsesa.com, or our U.S. counsel, Steve Lin at Kirkland & Ellis, at steve.lin@kirkland.com, +8610 5737 9315 (office) or +86 18610495593 (cell).

Thank you for your time and attention.

Sincerely,

/s/ Yi Zuo
Name: Yi Zuo

Title: Chief Executive Officer

cc: Xun Wang, Vice Precedent of Finance of Four Seasons Education (Cayman) Inc.

Steve Lin, Esq., Kirkland & Ellis